EXHIBIT 99.1

Equinor ASA: Announcement of dividend per share in NOK for the third quarter 2020

Equinor (OSE: EQNR, NYSE: EQNR) announced on 29 October 2020 dividend per share of USD 0.11 for third quarter 2020.

The NOK dividend per share is based on average USDNOK fixing rate from Norges Bank in the period plus/minus three business days from record date 12 February 2021, in total seven business days.

Average Norges Bank fixing rate for this period was 8.4455. Third quarter 2020 dividend per share is consequently NOK 0.9290.

On 26 February 2021, dividend will be paid to shareholders on Oslo Børs (Oslo Stock Exchange) and to holders of American Depositary Receipts ("ADRs") on New York Stock Exchange.

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act